UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   August 2007                File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated August 20, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: August 20, 2007	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

August 20, 2007

TSX-V: EPZ

www.esperanzasilver.com

NEWS RELEASE

Esperanza to Acquire Advanced Exploration Properties in Mexico

Vancouver, B.C.: Esperanza Silver Corporation is pleased to announce that it has signed a letter of intent to acquire a four-year option on seven gold and silver exploration properties in Mexico’s Durango and Chihuahua States. All of the properties include identified drill targets and each will be actively explored over the coming months. The properties are to be acquired from Exploraciones del Altiplano and Compañia Minera Terciario (Altiplano/Terciario), two privately-held and related companies.

The properties lie within the Sierra Madre and Altiplano regions in Mexico – home to some of the country’s most recent gold and silver exploration successes.  Examples include Peñasquito, Pitarilla, Juanicipio (Fresnillo), La Platosa and Ocampo. The seven properties increase Esperanza’s exploration portfolio to ten in Mexico and five in Peru. These are in addition to the advanced-stage San Luis  and Cerro Jumil projects in Peru and Mexico, respectively.

Altiplano/Terciario will collaborate with Esperanza’s geologic staff to support its exploration effort in Mexico on a contract basis. The two related companies have a long history of exploration in Mexico, having dedicated the last 15 years towards building a portfolio of exploration properties in Mexico.

“The acquisition of this drill-ready exploration package is a noteworthy addition to Esperanza’s portfolio because it provides a significant position within one of the world’s most exciting exploration areas.  This purchase emphasizes our strategy for growth through a combination of our own grassroots efforts and acquisitions such as Altiplano/Terciario’s advanced-stage properties,” said Bill Pincus, President and CEO of Esperanza.

Under the terms of the agreement Esperanza will pay US$30,000 and issue 20,000 common shares upon signing the definitive agreement for a four-year purchase option of the seven properties. Over the option term Esperanza will make periodic payments totaling up to US$85,000 and will issue up to 190,000 common shares per property, depending on whether the property is maintained for the full option period or if it is relinquished earlier.   Esperanza will be committed to drill a minimum of 1,200 meters per property during the first 12 months.

The acquisition of any property can be made at the end of the option period by payment of US$ 350,000 and issuance of between 450,000 and 1.2 million common shares dependent on the price of Esperanza shares at the time.  Altiplano/Terciario will retain a 2% net smelter royalty. The agreement is subject to all regulatory approvals.

About Esperanza

Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering major ore bodies during their careers.  These include Esperanza’s San Luis high-grade gold and silver discovery in central Peru and the 100%-owned Cerro Jumil bulk-tonnage gold project in Morelos State, Mexico. It has other exploration interests in Peru, Mexico and Bolivia.  The Company’s objective is to take properties up to the resource definition stage and then find partners to take them into production.

For further information contact:

William (Bill) Pincus

(303) 830 0988 Tel

(866) 899 5509 Toll Free

(303) 830 9098 Fax

wpincus@esperanzasilver.com

The TSX Venture Exchange does not accept

responsibility for the adequacy or accuracy of this news release

SAFE HARBOR: Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. Such statements include statements as to the potential of exploration properties, the ability to finance further exploration, to permit drilling and other exploration work, and the availability of drill rigs. The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza's Form 20-F filed with the US Securities and Exchange Commission.

The forward-looking statements contained in this document constitute management’s current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. While Esperanza may elect to update these forward-looking statements at any time, the Company does not undertake to do so.